Mail Stop 3720

March 17, 2006


Anne Chwat
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

	Re: 	Burger King Holdings, Inc.
Registration Statement on Form S-1
Filed February 16, 2006
File No. 333-131897

Dear Ms. Chwat:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the executive compensation disclosure and beneficial ownership amounts. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.


2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.
3. Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.
4. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March
31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Table of Contents page
5. As you are responsible for the accuracy and completeness of information that appears in the registration statement, please remove your statement that you cannot guarantee the accuracy and completeness of information you have included from third parties.

Prospectus Summary, page 1
6. Highlight in the summary and use of proceeds sections that most (or all) of the proceeds from the initial public offering will directly and indirectly benefit management and the sponsors rather than be used to advance the company`s business.
7. Briefly disclose the reasons why you paid or will pay the $367 cash dividend, the $33 million compensatory make-whole payment and the $30 fee to terminate the management agreement.
8. Please disclose the amount of your debt.

What We`ve Accomplished by Going Forward Together, page 2
9. See the bullet discussion of "EBITDA." Please revise to disclose
Net Income (Loss) as the primary GAAP measure, with EBITDA as a supplementary non-GAAP measure. Also, provide a cross-reference to a detailed discussion elsewhere in the filing of the EBITDA definition and its calculation, along with its usefulness to management in evaluating its business. Please revise throughout the filing where the EBITDA measure is discussed or, alternatively, delete this non-
GAAP measure from the filing.

Summary Consolidated Financial and Other Data, page 7
And
Selected Consolidated Financial and Other Data, page 30
10. As none of the data presented is considered audited, please remove the "unaudited" designation from the table column headings.
11. See footnote (3) discussion of EBITDA. Please expand to describe how this non-GAAP measure is useful to management in conducting or evaluating its business. In this regard, explain how it is used as a performance measure by management. Also, disclose that EBITDA is not considered a source of liquidity or cash flows from operations as shown in the statements of cash flows. Disclose that your calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. See FR-65 for guidance.
12. Expand the "Other Financial Data" section to also include cash flows from investing and financing activities as shown in the statements of cash flows.
13. With respect to your Balance Sheet Data, please present pro forma amounts that reflect the February 2006 cash dividend and related transactions, but do not give effect to the offering proceeds. These pro forma amounts should be presented in a separate column from the
"as adjusted" amounts.
14. To provide balanced disclosure, expand the "Segment Data" section to also disclose the amount of operating income (loss) for each of your segments.
15. Expand the discussion in footnotes (5) and (6) on page 7 (and, similarly, footnotes (4) and (5) on page 30) to disclose that you do not record the sales revenue of your franchisees as Company revenues;
instead, you record as revenues, franchise fees and royalties that are calculated based on the franchisee`s sales revenue (if true, or provide similar wording that reflects your situation).
Risk Factors, page 10

If we fail to successfully implement our international growth strategy..., page 11
16. As indicated on page 66, please clarify that the declining sales in the United Kingdom are also due to franchisee financial distress.




Our operating results are closely tied to the success of our franchisees..., page 12
17. You disclose that, in December 2002, over one-third of your franchisees were facing financial distress due to over-leverage. Please elaborate on the reasons why these franchisees became over-leveraged, the likelihood that a similar situation could occur again, and what mechanisms, if any, the company has in place to prevent or control such a reoccurrence. This aspect of control, or lack thereof, seems particularly material given your franchisee dominated business model and is one you should highlight throughout the prospectus, especially in those portions emphasizing the perceived benefits of such a model. In discussing the control of your franchisees, please discuss the amount of your control over all material aspects of their operations and not just with respect to leverage.
18. In conjunction with the above comment, and in an effort to promote greater understanding of your business, please consider comparing your franchisee dominated business model to that of your primary competitors.

A substantial number of franchise agreements will expire in the next five years..., page 14
19. You indicate on page 63 that in recent years you have experienced low levels of franchisees renewing their expiring franchise agreements. Please highlight this fact in here. To the extent this creates a material uncertainty that could impact your financial condition, please provide a discussion in MD&A.

Our indebtedness under our senior secured credit facility is substantial..., page 17
20. Please briefly clarify in the subheading how your credit facility
"could affect" your business. Please indicate in the narrative whether you intend to draw on this credit facility, or any other debt instrument, during the next 12 months to help finance your plan of operations.

Use of Proceeds, page 26
21. Please quantify the amount of the February 2006 dividend and the current interest rates of your credit facility.

Dilution, page 28
22. The comparative table at the bottom of page 28 should reflect shares that employees, directors and affiliates have a right to acquire as well as shares currently outstanding. Please include any shares subject to options that are outstanding or that are to be granted effective upon consummation of the offering in this table. Current disclosure states that you are excluding these shares from the comparison.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 34

Overview, page 34
23. In various portions of the prospectus, including here, you highlight the perceived benefits that a franchisee dominated model provides relative to your major competitors, including that you have lower capital requirements. Please balance this disclosure by also discussing the drawbacks that such a model presents, including, but not limited to, lack of control, reduced leverage and reduced profit margins. Please revise.
24. In the second paragraph to the introduction on page 34, expand the disclosure to indicate that the combined fiscal 2003 financial statement results do not comply with GAAP as the separate periods being combined are under two different bases of accounting due to the
December 2002 transaction. Also, provide a cross-reference to the MD&A discussion of "Factors Affecting Comparability of Results."
25. We note the strategic initiatives listed on page 35. Please consider briefly addressing the following:
* Define "core customers";
* Substantiate your claim that you have improved restaurant operations and describe the "objective criteria" by which you measure the same;
* Describe how you have integrated your domestic and international operations; and
* Disclose as a percentage the amount by which you have lowered the non-real estate costs associated with building a new restaurant; and
* If true, disclose that the lower costs associated with building a new restaurant are due, in part, to the fact that the restaurants are smaller. Clarify this fact throughout the prospectus.
26. To the extent material, please indicate whether the reduction in the number of franchisees in your financial restructuring program is due solely to the improved financial health of the franchisees as a result of the program or because underperforming restaurants were closed or bought by the company.
27. You refer to your "Global Reorganization" on page 41. Either as part of the Overview or on page 41, please elaborate on this reorganization. In doing so, explain "severance-related costs."


Key Business Measures, page 37
28. Please consider discussing profit margins across each of your three reportable segments.

Comparable Sales Growth, page 37
29. Clarify that comparable sales growth across all segments for the six months ended December 31, 2005 increased at a much slower rate than for the six months ended December 31, 2004. Discuss the reasons why. Provide similar disclosure regarding system wide sales growth.

Historical Franchisee Financial Distress, page 39
30. In those periods where you have not recognized revenue from your franchisees, explain the nature of the agreement as to whether the franchisee is obligated to pay you these previously unrecognized revenues in the future. For instance, we note that you recorded a portion of fiscal 2004 previously unrecognized revenue in fiscal 2005. Where applicable, tell us your basis for determining the amount to record in fiscal 2005 and in all other subsequent periods.

Results of Operations, page 41
31. For each comparable period discussed, include a discussion of Net
Profit (Loss).

Six Months Ended December 31, 2005..., page 42

Selling, general and administrative expenses, page 42
32. Please explain what the compensatory make-whole payment is and its purpose.

Other operating expenses (income), net, page 43
33. Disclose the most significant amount of gains, losses and other miscellaneous items that have been netted during the period, if material. Further, under the heading, "Interest expense, net", disclose the gross amount of expense and income. We note you provide similar information under your fiscal year end June 30, 2005 versus
2004 results of operations.
34. Provide a discussion of your results of operations by segment, including a discussion of segment revenues and operating income
(loss) as shown in the SFAS No. 131 segment audited footnote. We note your current discussion is only on a consolidated basis.
From
disclosure on page 62, we note you organize your lines of business in each of your geographical segments into three categories: company restaurant operations, franchise operations, and property operations.
As such, your MD&A should provide segment results based on this organization structure and the financial statement amounts should reconcile with the SFAS No. 131 audited footnote. Disclose the primary profitability measure used by the chief operating decision maker in assessing company performance and allocating resources. Further, describe how the use of your three `key business measures` are evaluated by management in relationship with the segment profitability measure disclosed in the SFAS No. 131 audited footnote.
35. To enhance the narrative disclosures, please consider providing a table reconciling the number of restaurants opened, closed, or acquired, by segment, during each period statements of operations are presented. Further, disclose this tabular information by whether the restaurants are company-owned or franchised.

Loss on early extinguishment of debt, page 43
36. We note the reference to your July 2005 refinancing. As you have not previously described this refinancing, please provide a cross-reference to your discussion of the July 2005 refinancing that appears later in the prospectus.

Liquidity and Capital Resources, page 49
37. To aid investor understanding of your liquidity position, clarify that your current ratio is your current assets over your current liabilities and relates to your ability to pay short term debt as it becomes due. Please quantify the same.
38. Please briefly describe the material terms of your $1.15 billion credit facility and include a cross-reference to the more detailed disclosure on page 93.

July 2005 Refinancing..., page 50
39. If you intend to pay the $30 million sponsor management termination fee from proceeds in this offering, please disclose your intent in the Use of Proceeds section.

Contractual Obligations and Commitments, page 51
40. Disclose the estimated annual rental amount for your new headquarters.
41. Expand your disclosure to more specifically describe the effects of your subsequent refinancings on the amount of your long-term debt as of June 30, 2005. Also, describe how you estimated future interest payments.

42. Expand the discussion paragraph related to your pension plan to disclose the discount rate used in calculating the projected benefit obligation, and describe how the rate was determined. We refer you to EITF Topic D-36. Also, disclose the amount of the projected shortfall as of June 30, 2005.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 54
43. We note your disclosure that `restaurant assets are grouped together for impairment testing at a market-level in the United States or at a market or country level, internationally." Please expand to describe the meaning of this testing. It is unclear whether you test for impairment at any individual restaurants or, when you group certain restaurants or assets, how this grouping is determined. Please provide additional disclosure for each of the United States and International restaurant impairment analysis testing. Further, expand the narrative under "Impairment of Indefinite-Lived Intangible Assets" to provide disclosure as to your testing for impairment of intangible assets, particularly your brand name as to whether this is done on a company wide basis or on a geographic regional basis, such as within the United States and outside of the United States. Please also provide this requested disclosure in your audited financial statement footnotes, where appropriate.

Business, page 58
Overview, page 58
44. Briefly discuss your corporate structure.
45. Clarify whether you are the second or the third largest quick service restaurant. You currently disclose that you are "one of the three largest."

Our Business Strategy, page 60
46. If not already apparent, please disclose the timeframe for beginning and completing each of the strategic initiatives listed.

Expand our large international platform, page 61
47. Please substantiate your belief that your established infrastructure is capable of supporting substantial expansion in the years ahead with a limited increase in general and administrative expenses.


Global Operations, page 62

United States and Canada, page 62
48. Please explain the mechanism by which you plan to encourage franchisees to remain open for extended hours. To provide context, disclose your desired operating hours and your competitors` hours.

Supply and Distribution, page 70
49. Tell us in your response letter what consideration you have given to filing as exhibits your agreements with Restaurant Services, Inc.,
The Coca-Cola Company and Dr. Pepper/Seven Up, Inc.

Competition, page 73
50. If available, please update the disclosure regarding your competitors` comparable sales to fiscal year 2005.

Management, page 76
51. Please file all management contracts and compensatory plans as exhibits as required by Item 601(b)(10)(iii) of Regulation S-K.
In
addition, please describe all employment agreements with your named executive officers. See Item 402(h) of Regulation S-K.

Board Structure and Composition, page 79
52. We note that you intend to rely on the "controlled company" exception to the board of directors and committee composition requirements of the New York Stock Exchange. So that investors may understand the extent of your reliance, for each board committee, identify the directors who are independent and, if so, by what standard.

Director Compensation, page 79
53. Please explain what deferred shares are, what rights holders of the deferred shares will have and how they will be settled upon termination. Provide an explanation of deferred shares under your description of the 2006 Omnibus Incentive Plan.

Executive Compensation, page 80
54. We note that most of your historical executive compensation information has been omitted throughout this section. Please provide the full disclosure required by Item 402 of Regulation S-K.
55. In your response letter, tell us whether you have issued, or plan to issue, a material amount of stock options to named executive officers and directors prior to the effectiveness of this registration statement. If so, please consider disclosing the amount and material terms of the options.

Equity Incentive Plans, page 81
56. Please clarify the difference between an investment right and an option and under what circumstances an investment right would be granted.

Equity Incentive Plans

Burger King Holdings, Inc. 2006 Omnibus Incentive Plan, page 83

57. Disclose whether or not you intend to grant any stock options or other awards in connection with the adoption of the 2006 Plan, which is expected to be adopted prior to the completion of this offering.
If so, please disclose the number of options or shares to be granted and the exercise price. Please supplementally advise in detail your method of valuation in determining the fair value of the options or shares to be granted.

Executive Benefit Programs, page 84
58. Please disclose the types of "various personal benefits" covered by your annual perquisite allowance for your executive officers.

Other Employee Compensation and Benefit Programs

February 2006 Employee Option Grant, page 85

59. For the options granted, supplementally tell us your valuation method used in determining the fair value of the options. With respect to any options or stock awards granted during the twelve months preceding the most recent balance sheet in the filing (and for options or awards granted subsequent thereto) tell us supplementally and revise the disclosures in your filing to include the following:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option and whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
* In MD&A, a discussion of the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the filing.

* In MD&A, a discussion of the significant factors, assumptions, and methodologies used in determining fair value. Include a detailed discussion of each significant factor contributing to any difference between the fair value as of the date of each grant and the estimated
IPO price.

Compensatory Make-Whole Payment, page 85

60. Please explain in detail the purpose of the make-whole payment, how the amount was determined, how you determined who would receive the payment, and the reason why the payment is considered appropriate at this time.

Principal and Selling Stockholders, page 86
61. Please explain footnotes (f) and (h), which we are unable to locate in the table.

Certain Relationships and Related Party Transactions, page 89
62. Please file the material agreements referenced in this section.
See Item 601(b)(10) of Regulation S-K.

Management Agreement, page 89
63. Describe briefly the management services that the sponsors and their affiliates have provided to you and the original term of the management agreement. Discuss how transaction prices were determined by the parties. Disclose the amount of the management fees and out-of-pocket expenses you have paid to the sponsors under the management agreement. Disclose how you calculated the $30 million termination fee that you intend to pay using net proceeds from the offering. File the management agreement as an exhibit. Lastly, disclose whether you believe the terms of the agreements were comparable to terms you could obtain from independent third parties.

Relocation Expenses, page 90
64. Please disclose the terms of the advance to Mr. Brenneman and whether he has repaid the advance.







Financial Statements

December 31, 2005 Unaudited Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-2

65. In light of the significance to your reported equity of the February 2006 cash dividend and related transactions not reflected in your latest interim balance sheet, please provide pro forma amounts along side your historical balance sheet in addition to the disclosures set forth in Note 15 to your interim financial statements.

Condensed Consolidated Statements of Cash Flows, page F-5

66. We note that, as part of your July 2005 refinancing, you repaid the $425 million of PIK Notes that were issued by BKH in the December
2002 transaction with Diageo plc. In this regard, according to Note
10 to your audited financial statements, a total of $103 million in interest had been added to the outstanding principal through June 30,
2005, resulting in an outstanding principal balance of $528 million.
Although the $103 million of unpaid interest may have been legally converted to principal, the substance of the $103 million payment is that of a cash payment to lenders or other creditors for interest. As such, this $103 million payment should be classified as an operating activity pursuant to paragraph 23(d) of SFAS 95. Accordingly, please revise your interim statement of cash flows, for the six months ended December 31, 2005, to reflect the $103 million payment as a cash outflow for an operating activity.

June 30, 2005 Audited Year End Financial Statements

Note 1. Description of Business and Organization, page F-23

67. Please disclose the approximate amount of negative goodwill resulting from the December 13, 2002 acquisition of Burger King
Corporation.  Also, disclose the date that Burger King Holdings,
Inc.
was formed.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation, page F-24

68. See your disclosure of consolidation of a 49% interest in a joint venture. Expand to disclose the reasons why you believe you are deemed to be the primary beneficiary.




Note 19. Segment Reporting, page F-45

69. Expand the disclosures to provide a reconciliation of "Operating
(Loss) Income" to pre-tax income in accordance with paragraph
32(b)
of SFAS No. 131. A similar reconciliation should be provided in the segment note to the December 31, 2005 unaudited interim financial statements in accordance with paragraph 33(f) of SFAS No. 131.

Age of Financial Statements

70. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents

71. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

		You may contact Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or David R. Humphrey, Accounting Branch Chief, at
(202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact William
Bennett, Staff Attorney, at (202) 551-3389, Kathleen Krebs,
Special
Counsel, at (202) 551-3810, or me, at (202) 551-3810, with any other
questions.


Sincerely,



	Larry Spirgel
      Assistant Director




cc:	Jeffrey Small
	Fax:  (212) 450-3011

Anne Chwat
Burger King Holdings, Inc.
March 17, 2006
P. 1